Ciba Specialty Chemicals Inc.

                         Ciba Spezialitatenchemie AG

                                                 Ciba Specialites Chiminques SA

                                                                        [Logo]
                                                                          Ciba

Page 1 of 6
February 6, 2002
Basel, Switzerland


News Release: Full year results 2001
------------------------------------

Ciba Specialty Chemicals well positioned for the future

o    Solid performance despite adverse environment

o    Early measures kept profitability at high levels

o Clear focus on cash flow and debt reduction strengthened financial position

o Proposal to the Shareholder Meeting: dividend unchanged at 2 CHF, reduction of nominal value per share by 1 CHF to 9 CHF


------------------------------------------------------------------------------------------------
FINANCIAL HIGHLIGHTS
(in millions of Swiss francs, except
EBITDA margin and per share data)

-------------------------------------------------------------------------------------------------
Full year ended December 31,                                     2001      2000 (1)   Change in %
-------------------------------------------------------------------------------------------------

Net sales                                                       7 367      7 902        -3*/-7
-------------------------------------------------------------------------------------------------
Gross profit                                                    2 379      2 569            -7
-------------------------------------------------------------------------------------------------
Operating income                                                  761        876       -1*/-13
-------------------------------------------------------------------------------------------------
EBITDA(2)                                                        1230       1348         0*/-9
-------------------------------------------------------------------------------------------------
EBITDA margin (in percent of sales)                              16.7       17.1
-------------------------------------------------------------------------------------------------
Income from continuing operations                                 380        418            -9
-------------------------------------------------------------------------------------------------
Net income                                                        382        452           -15
-------------------------------------------------------------------------------------------------
Operating cash flow, before restructuring payments              1 100      1 065            +3
-------------------------------------------------------------------------------------------------
Free Cash Flow                                                    779        638           +22
-------------------------------------------------------------------------------------------------
Net Debt                                                        2 351      2 983           -21
-------------------------------------------------------------------------------------------------
Earnings per share, from continuing operations (CHF)             5.72       6.31            -9
-------------------------------------------------------------------------------------------------
Earnings per share (CHF)                                         5.76       6.81           -15
-------------------------------------------------------------------------------------------------
Proposed dividend per share  (CHF)                                  2          2
Proposed capital reduction per share (CHF)                          1
-------------------------------------------------------------------------------------------------

*    Percentage change in local currencies.

     (1) On May 31, 2000, the Company completed the sale of its Performance Polymers business to Morgan Grenfell Private Equity. The amounts reported in 2000 for net sales, gross profit, operating income and EBITDA are from continuing operations.

     (2) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated as operating income before restructuring and special charges plus depreciation and amortization.

Ciba Specialty Chemicals substantially strengthened its financial and strategic position in 2001 and achieved a solid performance in a difficult environment. Full year sales were 3 percent lower in local currencies, outperforming the developments in many end-customer markets. In Swiss francs, sales were 7 percent lower, at CHF 7.367 billion. Tight cost management kept profitability at high levels. EBITDA1 was almost at its 2000 level in local currencies. The EBITDA margin in Swiss francs was kept at 16.7 percent of sales. Operating income of CHF 761 million and income from continuing operations of CHF 380 million were affected mainly by currency effects. Strong asset and cash flow management with lower inventories and receivables, allowed a further reduction of net debt of 21 percent to CHF 2.351 billion. Ciba Specialty Chemicals is in a strong position to exceed in 2002 the results in sales and earnings of 2001.

Ciba Specialty Chemical's Chairman and Chief Executive Officer Armin Meyer commented, "In a very challenging environment, Ciba Specialty Chemicals managed to keep profitability at high levels and to strengthen the Company's position. We successfully implemented our four key initiatives in 2001, profitable growth, innovation, excellence in people and cash. With our proactive management focus of increasing cash flow and reducing net debt in a particularly challenging year we have notably improved our financial basis for future growth. We are well on track with our program to reduce annual operating expenses by at least 70 million CHF by mid 2002. With a lean and customer-focused organization, a strong portfolio and a clear strategy, Ciba Specialty Chemicals has a good basis to leverage an economic upswing later this year. Ciba Specialty Chemicals is strongly positioned for the future."

The Board of Directors has decided to recommend to the Annual General Meeting of Shareholders on March 22, 2002, that the dividend per share be maintained at CHF 2. In addition, the Boards of Directors recommends the reduction of the nominal value per share by CHF 1 to CHF 9. Armin Meyer commented: "With this reduction of the nominal value per share we are substantially increasing the cash paid to shareholders in a tax-favorable way and shareholders can participate in the Company's high free cash flow."

Sales outperforming weak markets

With sales 3 percent below the level in 2000 in local currencies, Ciba Specialty Chemicals outperformed the developments in many of its end-customer markets. Sales were 7 percent lower in Swiss francs, at CHF 7.367 billion, due to unfavorable currency developments, particularly the strengthening of the Swiss franc against the euro (3%), British pound (5%) and the Japanese yen (11%). Based on the overall quality of the Company's product portfolio and customer partnerships, volumes decline was limited to 2 percent. With price reductions of only 1 percent, compared to 3 percent in 2000, the Company successfully maintained sales prices at stable levels.

The economic environment continued to be weak in the NAFTA region through most of 2001. In the European economy, particularly in Germany, weaknesses started in May 2001 and became more evident in the second half of 2001.

While sales increased in Asia/Pacific by 2 percent in local currencies, due to the economic downturn sales were 2 percent lower in Europe and 7 percent lower in the Americas. With 37 percent of global sales coming from Europe, 36 percent from the Americas and 27 percent from Asia Pacific, Ciba Specialty Chemicals continues to maintain a well-balanced global presence and a solid geographical diversification.

Early action to protect profitability - EBITDA margin at 16.7 percent of sales

The Company took timely and decisive action to protect profitability in the adverse business environment of 2001. Right-sizing initiatives and rationalization projects implemented in conjunction with the reorganization into five customer-focused segments in 2001, have resulted in a headcount reduction in excess of 600. In response to the economic downturn, selling, general and administrative expenses were reduced by 11 percent. The continued focus on global sourcing of raw materials kept raw material cost increases to a minimum.

--------
1 EBITDA is calculated as operating income before restructuring and special charges plus depreciation and amortization; EBITDA margin means EBITDA divided by net sales.

These proactive actions led to an underlying improvement and made a significant contribution to keeping profitability at a high level in 2001. However, they were unable to fully compensate for unfavorable currency conditions and the reduction in income from earnings of equity affiliates due to the Hexcel and TFL Ledertechnik divestments. In local currencies, EBITDA was essentially flat. In Swiss francs, the EBITDA margin could be held at 16.7 percent of sales in 2001, with EBITDA in absolute terms at CHF 1230 million in 2001 compared to CHF 1348 million in 2000. Operating income remained almost stable in local currencies. In Swiss francs it decreased by 13 percent from CHF 876 million in 2000 to CHF 761 million in 2001. Net income from continuing operations in 2001 was down 9 percent in Swiss francs at CHF 380 million, or CHF 5.72 per share, compared to CHF 418 million, or CHF 6.31 per share, in 2000.

Free cash flow of CHF 779 million reduces debt and strengthens Ciba's financial position

The combination of cash flows generated from operations and tight asset management resulted in free cash flow increasing to CHF 779 million in 2001 compared to CHF 638 million in 2000, an increase of 22 percent. This was the result of proactive measures, including effective management of current assets and temporary production plant shutdowns in the third and fourth quarters 2001, to reduce inventories (-10%).

The continuing focus on cash flow has resulted in a reduction of the Company's net debt to CHF 2.351 billion in 2001, a reduction of CHF 632 million (-21%) from 2000 levels and from 1998 levels, a reduction of CHF 2.949 billion (-56%). With less debt, interest expense in 2001 fell 24 percent. A record level of cash, CHF 1.6 billion, was on-hand at year-end.


Continued initiatives to improve efficiency and foster profitable growth

The major productivity initiatives launched in 2001 will continue to be implemented during 2002: primarily the merging of the three supply chains into one coordinated global supply chain system and the further streamlining of the organization. With these initiatives, the Company is expecting to reduce the level of annual operating expenses by at least CHF 70 million by mid-2002. The successful current asset management program, focusing on cash generation as well as cost cutting, will continue to be a key management priority.

The Company will maintain its emphasis on highly innovative products and services. Research and development expenses as a percentage of sales, were maintained at 3.7 percent in 2001. To further foster innovation, the Company is introducing an annual CHF 10 million Ciba Specialty Chemicals Research Fund for far-reaching projects for new breakthrough products and technologies. At the same time, initiatives to provide integrated customer solutions and services such as Corporate Colors Management and Expert Services(TM) for the polymer industry will be continued and expanded.

Internal growth will be complemented by acquisitions to strengthen the Segments, extend current products and technologies, enter new markets and further push growth. Clear targets for return on investment have been established to avoid risks and to ensure a positive impact on the bottom line. Substantial divestitures are not expected.

Armin Meyer, Ciba Specialty Chemical's Chairman and Chief Executive Officer comments, "We have introduced a simplified industry-focused structure in the shortest time possible, without losing sight of our customers and our markets. We practice state of the art corporate governance. For the first time, we are publishing our Environment, Health and Safety Report as part of our Annual Report, underlining our commitment to these very important issues. We have created a strong, dynamic company culture, embraced by all our employees. Our stable and sustainable values encourage and will reward outstanding performance. In a difficult year, we have strengthened our position."

Outlook 2002

Macroeconomic conditions during the first quarter of 2002, and probably the second quarter as well, are expected to be recessionary, which would lead to weaker sales and margins in these quarters as compared to the stronger, corresponding quarters of 2001. For the full year of 2002, however, the Company expects both sales and earnings to be above the levels of 2001, assuming an economic recovery later in the year in the United States and, afterwards, in Europe.

The early measures taken in 2001 to improve productivity will result in a structurally lower cost base and thus provide a sound basis for improvements in profitability once the general economic conditions improve. Lower interest expenses are expected, due to the reduced net debt position of the Company. Overall, the Company is striving to achieve a free cash flow for 2002 in excess of CHF 500 million.

These forecasts are based on the assumption of an improving global economic environment in the second half of 2002 and reasonably stable exchange rates vis-a-vis the Swiss franc.

Segment Results
(in millions of Swiss francs)
---------------------------------------------------------------------------------------------------------
                       2001        2000   Change in %   Change      2001        %        2000       %
                      Sales       Sales   local curr.     in %     EBITDA      of       EBITDA      of
                                                          CHF                 Sales               Sales
---------------------------------------------------------------------------------------------------------
Plastic
Additives             1 834       1 959            -3       -6        388      21.1        423     21.6

Coating
Effects               1 944       2 118            -4       -8        411      21.1        475     22.4

Water & Paper
Treatment             1 486       1 558            -1       -5        157      10.6        187     12.0

Textile
Effects               1 673       1 841            -6       -9        248      14.8        275     14.9

Home & Personal
Care                    430         426            +6       +1         95      22.2         80     18.8
--------------------------------------------------------------------------------------------------------

Plastic Additives

In the Plastic Additives Segment, strong sales growth in lubricant additives compensated for slower sales in base polymers and polymer products, resulting in overall stable volumes. Prices decreased 2 percent due to continuing competitive pressure and a slower economic environment in major customer industries. Continued high volumes, stable raw material prices and tight cost controls in production resulted in a largely stable EBITDA margin of 21.1 percent of sales.

Coating Effects

In the Coating Effects Segment, the strong growth in sales into the electronics materials industry based on innovative products could not fully compensate for the challenging competitive conditions encountered especially in the U.S. and in the automotive industries. Overall, volumes and prices were down 2 percent, which, together with unfavorable currency developments, led to a reduced EBITDA margin - though still high - at 21.1 percent of sales. Focused cost reduction measures were taken to support profitability.

Water & Paper Treatment

Despite the difficult economic environment, sales in local currencies increased in paper chemical products, especially in the barrier effects and imaging markets. Sales in water treatment products declined due to aggressive pricing from competitors. Sales into the extractive industries were affected by the U.S. energy crisis which resulted in reduced aluminium and steel production. Overall, volume declined 1 percent while prices remained stable. Margins for the entire year declined slightly due to raw material price increases and under utilization of production capacity. However, during the fourth quarter of 2001, the significant measures to increase efficiency which had been introduced started to have a noticeably positive impact on profitability.

Textile Effects

The economic slowdown adversely affected the sales performance of the Textile Effects Segment, particularly in the wool sector. Volumes were down 5 percent, while price reductions were limited to 1 percent as a result of the Segment's continued focus on profitable sales growth. In local currencies, effect chemicals matched last year's performance, and innovative products and close customer partnerships in areas such as reactive dyeing resulted in positive sales developments. Ongoing productivity improvement initiatives, together with continuing reduced raw material prices, helped to keep the EBITDA margin stable, compared to 2000, at 14.8 percent of sales.

Home & Personal Care

In the Home & Personal Care Segment volumes increased 6 percent and prices were stable. Sales growth in home and fabric care was driven by the detergent market, while personal care recorded strong sales of UV absorbers and of hair dyeing products, more than compensating for declines in the hygiene effects market. Volume growth and a continuing focus on cost controls led to a substantial increase of the EBITDA margin to 22.2 percent of sales.

                                     ***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading company dedicated to producing high-value effects for its customers' products. Our specialty chemicals, added in small quantities, enhance the performance, look and feel of the final product. Business success is driven by our long-term strategy of innovation and continuous operational improvements. Ciba brings new and creative thought to the processes and products of our customers in more than 120 countries. Ciba generated sales of CHF 7.4 billion in 2001 and CHF 276 million was spent on R&D to foster innovation across the Company.

Virtual media kit: www.cibasc.com/media

o    News release in full (PDF)
o    Media presentation (available from 10:30 CET onwards)
o    Annual Report 2001 (PDF) including

    - Business Review 2001

     -    Financial Review 2001

     -    EHS Report 2001

o Homepage Environment, Health and Safety
o Photos Ciba Specialty Chemicals

Financial calendar

o    March 22, 2002: Annual General Meeting of Shareholders
o    March 27, 2002: Ex-dividend date
o    May 2, 2002: First Quarter 2002 financial results
o    August 21, 2002: First Half 2002 financial results
o    October 29, 2002: Third Quarter 2002 financial results

For further information please contact:

Media                                     Investor Relations

Basel, Switzerland                        Basel, Switzerland
Thomas Gerlach                            Matthias A. Fankhauser
Tel: +41 61 636 4444                      Tel: +41 61 636 5081
Fax: +41 61 636 3019                      Fax: +41 61 636 5111


USA

Kevin Bryla

Tel: +1 914 785 2692
Fax: +1 914 785 2211

Japan

Chisato Akamatsu
Tel: +81 3 5403 8220
Fax: +81 3 5403 8223


Forward-Looking Statements

Forward-looking statements and information contained herein are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Such statements reflect the current views of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company's targeted customers, changes in the Company's business strategy, the Company's ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

------------------------------------------------------------------------------------------
Summary of Financial Information

------------------------------------------------------------------------------------------
(in millions of Swiss francs,
except per share data)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Year ended December 31,                                                  2001         2000
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Statements of income

------------------------------------------------------------------------------------------
Net sales                                                               7 367        7 902
------------------------------------------------------------------------------------------
Cost of goods sold                                                      4 988        5 333
------------------------------------------------------------------------------------------
Gross profit                                                            2 379        2 569
------------------------------------------------------------------------------------------
Selling, general and administrative                                     1 258        1 417
------------------------------------------------------------------------------------------
Research and development                                                  276          293
------------------------------------------------------------------------------------------
Amortization of goodwill and other intangibles                             92           94
------------------------------------------------------------------------------------------
(Income) from earnings of equity affiliates                               (8)        (113)
------------------------------------------------------------------------------------------
Restructuring and special charges                                           0            2
------------------------------------------------------------------------------------------
Operating income                                                          761          876
------------------------------------------------------------------------------------------
Interest expense                                                        (203)        (265)
------------------------------------------------------------------------------------------
Interest income                                                            69           56
------------------------------------------------------------------------------------------
Other financial expense, net                                             (59)         (14)
------------------------------------------------------------------------------------------
Minority interest                                                        (10)          (7)
------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                     558          646
------------------------------------------------------------------------------------------
Provision for income taxes                                                178          228
------------------------------------------------------------------------------------------
Income from continuing operations                                         380          418
------------------------------------------------------------------------------------------
Gain on sale of discontinued operations, net of tax                         0           34
------------------------------------------------------------------------------------------
Cumulative effects of change in accounting principles, net of tax           2            0
------------------------------------------------------------------------------------------
Net income                                                                382          452
------------------------------------------------------------------------------------------
Earnings per share from continuing operations                            5.72         6.31
------------------------------------------------------------------------------------------
Earnings per share                                                       5.76         6.81
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Balance Sheets

------------------------------------------------------------------------------------------
Current assets                                                          4 827        4 797
------------------------------------------------------------------------------------------
Property, plant and equipment, net                                      3 565        3 787
------------------------------------------------------------------------------------------
Other long-term assets                                                  3 326        3 521
------------------------------------------------------------------------------------------
Total assets                                                           11 718       12 105
------------------------------------------------------------------------------------------
Current liabilities                                                     1 977        2 402
------------------------------------------------------------------------------------------
Long-term liabilities                                                   5 833        5 949
------------------------------------------------------------------------------------------
Shareholders' equity                                                    3 908        3 754
------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                             11 718       12 105
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
Year ended December 31,                                                  2001         2000
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
Statements of cash flows

------------------------------------------------------------------------------------------
Net cash provided by operating activities                               1 054        1 031
------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                     (334)        1 271
------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                     (275)      (1 508)
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                      423          766
------------------------------------------------------------------------------------------